

April 28, 2023

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc.
200 East Randolph Drive
Chicago, IL 60601

      Re: Jones Lang LaSalle Inc.
          Form 10-K for the year ended December 31, 2022
          Filed February 28, 2023
          File No. 001-13145

Dear Karen Brennan:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 8 Financial Statements and Supplementary Data
Revenue Recognition
Work Dynamics, page 82

1.   We note your disclosure that pricing for workplace management contracts typically includes a management fee and, in many instances, an incentive fee or other form of variable consideration. We further note that you generally act as principal for workplace management contracts with respect to third-party vendors and subcontractors engaged to deliver operational services to your clients' facilities. Please provide us with more information regarding the structure of your workplace management contracts, including the terms of any fees earned by you under the contracts. In your response, please tell us whether the terms of your contracts specifically require the customer to reimburse you for amounts paid to third-party vendors and subcontractors and include an example of the contract terms in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction